

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

Via E-mail
Narbeh Derhacobian
President and Chief Executive Officer
Adesto Technologies Corporation
1250 Borregas Avenue
Sunnyvale, CA 94089

> **Re: Adesto Technologies Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted May 14, 2015**
> **CIK No. 0001395848**

Dear Mr. Derhacobian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Our Solutions, page 2

1.   Where you make statements of comparison regarding your products' benefits, such as the number of re-write cycles mentioned in the second bullet point, please revise to specify the competitive technology or device to which you are comparing your products.

Our Competitive Strengths, page 2

2.   Where you cite the breadth of your customer base, please also include disclosure regarding the concentration of sales that historically have been made to this customer base through a limited number of distributors. We note your disclosure on page 69 that more than half of your 2014 revenue was generated from sales to three independent

distributors, "which many of [y]our end customers use as an alternative means of fulfillment to direct purchases."

Capitalization, page 36

3.   We see that pro forma as adjusted capitalization will include the issuance of common shares upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering. Please explain to us your basis for assuming the exercise of these warrants and whether they are automatically exercised upon completion of the offering.

Dilution, page 38

4.   Please revise the dilution table to begin with actual net tangible book value per share and to show the effect of the preferred stock conversion.

5.   Please revise to show how the numbers and percentages in the table on page 39 would change assuming the exercise of all outstanding warrants and options.

Selected Financial Data, page 40

Reconciliation of Non-GAAP Financial Measures, page 42

6.   We note that your primary adjustment to gross profit in the non-GAAP reconciliations is a reserve for products based on CBRAM technology and losses on CBRAM wafer purchase commitments. Please explain to us the nature of these amounts, where they are recorded in your financial statements and where they are discussed in the footnotes to your financial statements.

Management's Discussion and Analysis . . ., page 43

7.   Given the numerous benefits you cite on pages 68-69 regarding CBRAM-based products, please revise to clarify why revenues from those products have not been material to date, as you state in the penultimate paragraph on page 10.

Key Metrics, page 44

8.   Please revise to clarify what the metrics you disclose, including any changes in those metrics over the periods presented, have shown you regarding your "core operating performance" and "growth trends, establish[ing] budgets, measure[ing] the effectiveness of [y]our business strategies and assess[ing] operational efficiencies."

Revenue, page 48

9.   Please revise to clarify the duration of the "significant interruption" you note and when
        you fully transitioned manufacturing to the new foundry. Please also clarify the scope of
        the impact of this event. For example, you indicate that the $10 million potential loss
        related to your inability to fulfill customer orders in 2014, as noted on pages 11-12.
        Please clarify whether these customers obtained products from other competing sources
        as a result of this inability and whether you continue to supply products to these
        customers.

10.   We reference the discussion on page 49 of the significant decline in revenues in 2014 as a
        result of the sudden declaration of bankruptcy in December 2013 of one of your wafer
        fabrication suppliers. Please revise to clarify the impact that this is expected to have on
        future operations.

Sales and Marketing, page 49

11.   Please revise to explain the reason for the significant decrease in amortization expense of
        acquisition-related intangible assets in fiscal 2014.

Credit Facility, page 52

12.   We note the financial covenants mentioned here include asset coverage ratios and
        adjusted EBITDA. Please revise to compare how these ratios and EBITDA levels
        compare to the covenants to which you were subject under the debt agreements
        referenced on pages F-17 and F-18. That is, do the current covenants require higher or
        lower ratios?

JOBS Act, page 57

13.   Please supplementally provide us with copies of all written communications, as defined
        in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your
        behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,
        whether or not they retain copies of the communications.

Business, page 59

14.   With a view toward clarified disclosure, please tell us how many of the 500 end
        customers are "large multinational companies" and the names of those companies.

Our Competitive Strengths, page 63

15.   Please revise the reference to 500 end customers to clarify the number who purchased
        legacy products and the number who purchased new products. Please provide similar
        clarification regarding the number of design wins noted on page 64.

Our Products, page 67

16.   Please provide the disclosure required by Regulation S-K Item 101(c)(1)(i) for each of the three product families mentioned here.

CBRAM-based Products, page 68

17.   We note the table on page 69 compares CBRAM technology to industry standard floating gate technology on the basis of features involving writing capabilities, and that the floating gate speeds cited are for NOR flash memory devices. Since your disclosure on page 61 indicates that NAND technology has faster write speeds than NOR, please revise the table to include comparisons based on NAND devices as well. Alternatively, include comparisons of CBRAM to floating gate technologies used in NOR devices with respect to reading capabilities as well as writing.

Customers, page 69

18.   Please identify the customers who accounted for more than 10% of your revenues during 2013 and 2014, the loss of which would be material to you.

Wafer Fabrication, page 70

19.   Please reconcile your disclosure on pages 11-12 that you do not have long-term supply agreements with any of your third-party contact manufacturers with your disclosure on page II-3 regarding the document you intend to file as Exhibit 10.07.

Intellectual Property and Licensing, page 72

20.   Please clarify the duration of the license with Axon Technologies.

Management, page 74

21.   Please clarify the business experience during the past 5 years of Messrs. Chan and Cox.

22.   Given your disclosure on page 30 regarding the concentration of ownership and control, please tell us whether you will be a controlled company under exchange listing rules and, if so, your analysis of whether that status creates material risks.

Employment Arrangements, page 81

23.   Your disclosure here and page 74 indicated that the executive officers listed are your employees; however, section 8 of Exhibit 10.10 and section 9 of Exhibits 10.8 and 10.9 indicate that they are employees of "TriNet." Please reconcile.

Prinicipal Stockholders, page 91

24.   Given your disclosure in note 10 regarding the pledge, please tell us why ORIX
        Corporate Capital is not reported as a beneficial owner of these shares.

Description of Capital Stock, page 93

25.   With a view toward clarified disclosure, please tell us what provisions of the investors'
        rights agreement mentioned in the first paragraph relate to the disclosure in this section
        regarding your capital stock and the duration of each of those provisions.

Warrants, page 99

26.   Please disclose the exercise prices of the warrants to be outstanding after this offering.

Financial Statements, page F-1

27.   We note from your disclosure on pages 23 and 72 that you license certain technology
        from others, however, we do not see any discussion of royalty payments in the footnotes.
        Please revise to disclose the terms of the royalty agreements and related accounting
        treatment, if material.

Note 1. Organization and Summary of Significant Accounting Policies, page F-8

Revenue Recognition and Accounts Receivable Allowances, page F-8

28.   We note that your revenue recognition policy primarily relates to sales to distributors,
        which represents approximately 70% of sales based on the disclosure on page 46. Please
        clarify for us if your revenue recognition policies are different with regards to OEMs
        ODMs or any other customers.

Note 6. Segment Information, page F-19

29.   We note from your disclosure on pages 62 and 67 that you offer three product families,
        DataFlash, Fusion Flash, and Mavriq, and that revenue is evaluated based on product
        category. Please explain to us your consideration of the guidance in FASB ASC 280-10-
        50-40.

Note 8. Convertible Preferred Stock, page F-21

30.   We note your disclosure on page F-22 of the automatic conversion of the convertible
        preferred stock into shares of common stock upon the closing of a firm commitment
        underwritten initial public offering pursuant to an effective registration statement under
        the Securities Act of 1933, with gross proceeds of not less than $30 million. Please

revise your disclosure of pro forma stockholders' equity in Note 1 to clarify whether you expect to meet this condition for the conversion of the convertible preferred stock.

Note 9. Common Stock, Common Stock Warrants and Stock Option Plan, page F-24

31.   Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please explain to us each significant factor contributing to the difference.

Note 13. Purchase of Serial Flash Memory Product Assets, page F-30

32.   We note your discussion herein and throughout the filing that you purchased certain assets from Atmel Corporation. We also see you recorded goodwill from the purchase. Please clarify for us whether you purchased a business or assets and provide us your analysis of how you made that determination. Please refer to the guidance in FASB ASC 805-10-25.

Item 15. Recent Sales of Unregistered Securities, page II-2

33.   Please reconcile the number of shares of convertible preferred stock issued in August 2013, as disclosed here, with the number disclosed on page F-6.

Exhibits

34.   Please include a complete version of Exhibit 10.11. We note that this document currently omits multiple exhibits and schedules. Please also file as an exhibit the "perpetual license" mentioned on pages 23 and 73.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Amanda Ravitz
                                        Assistant Director

Cc: Mark A. Leahy, Esq.
        William L. Hughes, Esq.